Exhibit 99.1

Huize Holding Limited Announces Receipt of Minimum Bid Price Notification from Nasdaq

SHENZHEN, China, October 14, 2022 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize” or the “Company”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced it has received a notification letter dated October 12, 2022 (the “Notice”) from the staff of the Listing Qualifications Department of Nasdaq Stock Market LLC (“Nasdaq”), indicating that for the last 30 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Notice has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until April 10, 2023, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by April 10, 2023, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Nasdaq notification letter does not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Jasmine Zhu

Phone: +852 2117 0861

Email: jasmine.zhu@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com